November 30, 2012

BY EDGAR AND HAND DELIVERY

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addus HomeCare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
File No. 001-34504

Dear Ms. Jenkins:

This letter is submitted on behalf of Addus HomeCare Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2012 as set forth in your letter to Dennis Meulemans dated November 8, 2012. We have provided our response to your comment noted in the letter.

For reference purposes, the text of your comment contained in your letter dated November 8, 2012 has been reproduced herein, followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 7

Allowance for Doubtful Accounts, page 8

1.	Please confirm to us that you will provide qualitative and quantitative information for the changes in your allowance for doubtful accounts required by FASB ASC Topic 954-310-50-3 or tell us why you either believe this guidance does not apply to you or you have already complied with this guidance. If applicable, please provide us with the text of your proposed future disclosures based on your September 30, 2012 financial statements.

Response:

Based on the requirements of Accounting Standards Update (“ASU”) No. 2011-07, Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities”, the Company believes that FASB ASC Topic 954-310-50-3 does not apply due to it being outside the scope of the guidance.

The FASB ASC Topic 954 guidance indicates that it applies to healthcare entities that do not assess a patient’s ability to pay at the time services are rendered even though they recognize significant amounts of patient service revenue. The Company believes it falls outside the scope of Topic 954 due to the following:

1.	The Company’s contracts with State/Local/Federal government and large insurance companies account for approximately 96% of the Company’s consolidated revenue. These third-party payors all provide the Company with pre-authorized hours of service and pre-authorized visits for the services to patients prior to any patient services being rendered. This pre-authorization provides the Company with collection assurance prior to services being provided because the Company knows upfront that it will be paid for services up to the pre-authorized amounts.

2.	The Company provides home & community services on a long-term, continuous basis, with an average patient services duration of approximately 20 months and also provides home health services on an episodic basis to patients with an average length of service of approximately 80 days. In both cases, the Company does not recognize a significant amount of patient service revenue at the initiation of services but rather recognizes the total patient revenue over the service periods as services are provided.

In summary, the Company believes that it falls outside the scope of FASB ASC Topic 954 (954-310-50-3) and therefore does not believe any change to its disclosures relating to its allowance for doubtful accounts is required. The Company believes its current disclosures relating to its allowance for doubtful accounts are adequate

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact me directly at (847) 303-8348 with any further comments or questions you may have.

Sincerely,

/s/ Dennis B. Meulemans

cc:	Joanna Lam
Division of Corporation Finance
Securities and Exchange Commission

Craig Arakawa
Division of Corporation Finance
Securities and Exchange Commission